Mail Stop 4561

October 7, 2009

Richard A. Covel
Vice President and General Counsel
Dynamics Research Corporation
60 Frontage Road
Andover, MA 01810-5498

>   **Re: Dynamics Research Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-34135**

Dear Mr. Covel:

　　We have reviewed your response letter dated September 18, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)

Compensation Discussion and Analysis

Annual Cash Incentive Award (Executive Incentive Plan), page 10

1.　　We refer to prior comment no. 1, and we note that the sample disclosure provided in your response letter includes an explanation of the discrepancy between the non-GAAP net income measure used to determine incentive awards for your executive officers and the GAAP net loss reflected in the company's financial statements. However, the sample disclosure does not clearly identify the net income measure used for executive compensation purposes as a non-GAAP financial measure, as previously requested. In this regard, the descriptive phrase "reported net income" that you use to identify this measure in your sample disclosure is unclear, as it could be read to indicate that this figure is calculated in accordance with GAAP and reported in your financial statements. In your response letter, please revise the sample disclosure as necessary to clearly identify this financial measure as non-GAAP.

2.   We note your statement in the sample disclosure provided that, "In evaluating actual performance against the goal, the $9.1 million litigation provision was added back to the reported net loss of $1.3 million, resulting in net income, after the adjustment, of $7.8 million." However, you also state that the company exceeded the $7.5 million net income goal by 7.8%, which suggests that the company achieved non-GAAP adjusted net income of approximately $8.09 million. Please help us to understand the discrepancy between the $7.8 million and $8.09 million non-GAAP adjusted net income figures, and provide us with your calculations in this regard. Please also revise the sample disclosure as appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Katherine Wray at (202) 551-3483 or David Orlic at (202) 551-3503 if you have any questions regarding our comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief